UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Petros Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

71678J100
(CUSIP Number)

John D. Shulman
c/o JCP III SM AIV, L.P.
5301 Wisconsin Avenue, NW
Suite 570
Washington, DC 20015
(301) 215-7740
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 2, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
METP Holdings, LLC

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
13,648
9. Sole Dispositive Power
0
10. Shared Dispositive Power
13,648
11. Aggregate Amount Beneficially Owned by Each Reporting Person
13,648
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
0.06%
14. Type of Reporting Person
OO

CUSIP No. 71678J100	13D	Page 2 of 10

1. Names of Reporting Persons.
JCP III SM AIV, L.P.

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
7,849,680
9. Sole Dispositive Power
0
10. Shared Dispositive Power
7,849,680
11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,849,680
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
34.34%
14. Type of Reporting Person
PN

CUSIP No. 71678J100	13D	Page 3 of 10

1. Names of Reporting Persons.
Juggernaut Partners III GP, L.P.

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
7,849,680
9. Sole Dispositive Power
0
10. Shared Dispositive Power
7,849,680
11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,849,680
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
34.34%
14. Type of Reporting Person
PN

CUSIP No. 71678J100	13D	Page 4 of 10

1. Names of Reporting Persons.
Juggernaut Partners III GP, Ltd.

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
7,849,680
9. Sole Dispositive Power
0
10. Shared Dispositive Power
7,849,680
11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,849,680
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
34.34%
14. Type of Reporting Person
CO

CUSIP No. 71678J100	13D	Page 5 of 10

1. Names of Reporting Persons.
John D. Shulman

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
7,880,930
9. Sole Dispositive Power
0
10. Shared Dispositive Power
7,880,930
11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,880,930
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
34.47%
14. Type of Reporting Person
IN

CUSIP No. 71678J100	13D	Page 6 of 10

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D originally filed on December 1, 2020 and amended on October 18, 2021 (the “Schedule 13D”) jointly by METP Holdings, LLC (“METP”), JCP III SM AIV, L.P. (“JCP III AIV”), Juggernaut Partners III GP, L.P. (“JCP III GP”), Juggernaut Partners III GP, Ltd. (“JCP III GP Ltd”), and John D. Shulman (together with JCP III AIV, JCP III GP, and JCP III GP Ltd., the “Reporting Persons”) with respect to Common Stock, par value $0.0001 per share (the “Common Stock”), of Petros Pharmaceuticals, Inc. (the “Issuer”).

Responses to each item of this Amendment No. 2 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Statement on Schedule 13D.

Capitalized terms used herein but not defined herein shall have the meaning attributed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

On April 8, 2021, Mr. Shulman received options (the “Options”) to purchase 50,000 shares of Common Stock pursuant to director compensation arrangements. The shares of Common Stock underlying the options vested 25% on the date of grant, 25% upon the six-month anniversary of the date of grant and the remainder shall vest in equal installments over the following four fiscal quarters. As of the date of this Amendment No. 2, 31,250 shares of Common Stock underlying the Options had vested.

On November 29, 2021, the Issuer entered into a Securities Purchase Agreement with JCP III AIV and certain other accredited and institutional investors, pursuant to which the Issuer sold to JCP III AIV, in a private placement, (i) 500,000 shares of its common stock at an offering price of $3.00 per share and associated warrant and (ii) warrants to purchase up to an aggregate of 375,000 shares of its common stock at an exercise price of $3.50 per share. The warrants became exercisable immediately upon the closing of the offering on December 2, 2021 and will expire five years following that date. The shares and the warrants were issued in reliance upon the exemption from the registration requirements in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The total contribution by JCP III AIV in exchange for the common stock and warrants was $1,500,000.

On December 22, 2021, the Issuer entered into a Securities Purchase Agreement with JCP III AIV and certain other accredited and institutional investors, pursuant to which the Issuer sold to JCP III AIV, in a private placement, (i) 145,773 shares of its common stock at an offering price of $3.43 per share and associated warrant and (ii) warrants to purchase up to an aggregate of 109,329 shares of its common stock at an exercise price of $3.50 per share. The warrants became exercisable immediately upon the closing of the offering on December 27, 2021 and will expire five years following that date. The shares and the warrants were issued in reliance upon the exemption from the registration requirements in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The total contribution by JCP III AIV in exchange for the common stock and warrants was $500,001.39.

CUSIP No. 71678J100	13D	Page 7 of 10

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended as follows:

The (i) 13,648 shares of Common Stock that are held of record by METP and that may be deemed to be beneficially owned by the Reporting Persons, (ii) 5,689,896 shares of Common Stock that are held of record and 2,146,136 shares underlying warrants exercisable within sixty days of this Amendment No. 2 by JCP III AIV and that may be deemed to be beneficially owned by the Reporting Persons, and (iii) 31,250 shares of Common Stock underlying warrants exercisable within sixty days of this Amendment No. 2 by John Shulman and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

METP is the holder of record of 13,648 shares of Common Stock. JCP III AIV is the holder of record of 5,689,896 shares of Common Stock and 2,146,136 shares underlying warrants exercisable within sixty days of this Amendment No. 2. Mr. Shulman is the holder of record of 31,250 shares of Common Stock underlying options exercisable within sixty days of this Amendment No. 2. Each of JCP III GP, JCP III GP Ltd and Mr. Shulman disclaim beneficial ownership of any shares of the Issuer’s Common Stock owned of record by JCP III AIV, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a) See also the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 22,862,109 shares of Common Stock, which includes: (i) 20,684,723 shares of Common Stock outstanding as of January 5, 2022, as disclosed in the registration statement on Form S-1 filed with the Securities and Exchange Commission on January 6, 2022, (ii) 2,146,136 shares of Common Stock underlying warrants held by JCP III AIV that were exercisable as of the date of this Amendment No. 2 or will be exercisable within 60 days thereafter, and (iii) 31,250 shares of Common Stock underlying options held by John D. Shulman that were exercisable as of the date of this Amendment No. 2 or will be exercisable within 60 days thereafter.

CUSIP No. 71678J100	13D	Page 8 of 10

(b) Sole power to vote or to direct the vote:

0 for all Reporting Persons

Shared power to vote or to direct the vote:

METP:	0.06%
JCP III AIV:	34.34% (1)
JCP III GP:	34.34% (1)
JCP III GP Ltd:	34.34% (1)
Mr. Shulman:	34.47% (1)(2)
(1) Includes 2,146,136 shares of Common Stock underlying warrants held by JCP III AIV that were exercisable as of the date of this Amendment No. 2 or will be exercisable within 60 days thereafter.
(2) 31,250 shares of Common Stock underlying options held by John D. Shulman that were exercisable as of the date of this Amendment No. 2 or will be exercisable within 60 days thereafter.

Sole power to dispose or to direct the disposition of:

0 for all Reporting Persons

(c) The information set forth in Item 3 above is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended as follows:

To the extent applicable, the information provided in Items 4 and 5 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit A	Securities Purchase Agreement, dated as of November 29, 2021, by and among Petros Pharmaceuticals, Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 1, 2021).
Exhibit B	Form of Investor Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on December 1, 2021).
Exhibit C	Securities Purchase Agreement, dated as of December 22, 2021, by and among Petros Pharmaceuticals, Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 23, 2021).
Exhibit D	Form of Investor Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on December 23, 2021).

CUSIP No. 71678J100	13D	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2022

John D. Shulman
/s/ John D. Shulman

METP Holdings, LLC

By: Juggernaut Partners III GP, L.P.,
its general partner

By: Juggernaut Partners III GP, Ltd.
its general partner

By: /s/ John D. Shulman
Name: John D. Shulman Title: Director

JCP III SM AIV, L.P.

By:	Juggernaut Partners III GP, L.P.,
its general partner
By: Juggernaut Partners III GP, Ltd. its general partner

	By:	/s/ John D. Shulman
	Name:	John D. Shulman
	Title:	Director

Juggernaut Partners III GP, L.P.

By:	Juggernaut Partners III GP, Ltd.
its general partner

	By:	/s/ John D. Shulman
	Name:	John D. Shulman
	Title:	Director

Juggernaut Partners III GP, Ltd.

By:	/s/ John D. Shulman
Name:	John D. Shulman
Title:	Director

CUSIP No. 71678J100	13D	Page 10 of 10